SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                 ___________


                                   FORM 8-A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                                   SONAT INC.
            (Exact name of registrant as specified in its charter)


              DELAWARE                            63-0647939
       (State of incorporation or organization)   (IRS Employer
                                                  Identification No.)


              AMSOUTH-SONAT TOWER
              BIRMINGHAM, ALABAMA                            35203
       (Address of principal executive offices)           (Zip Code)


       Securities to be registered pursuant to Section 12(b) of the
       Act:


           Title of each class                   Name of each exchange on which
           to be so registered                   each class is to be registered

       Preference Share Purchase Rights          New York Stock Exchange
                                                 Pacific Stock Exchange



       Securities to be registered pursuant to Section 12(g) of the Act:


                                        None
                                    (Title of Class)





         Item 1.   Description of Securities To Be Registered.

                   On December 1, 1995, the Board of Directors of Sonat Inc. (the "Company") declared a dividend of one prefer-ence share purchase right (a "Right") for each outstanding share of common stock, par value $1.00 per share (the "Common Shares"), of the Company. The dividend is payable on Febru-ary 3, 1996 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Participating Preference stock, par value $1.00 per share (the "Preference Shares"), of the Company at a price of $120 per one one-hundredth of a Preference Share (the "Pur-chase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of January 8, 1996, between the Company and Chemical Mellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent").

                   Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired ben-eficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announce-ment of an intention to make, a tender offer or exchange of-fer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the out-standing Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evi-denced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share cer-tificate with a copy of the Summary of Rights attached thereto.

                   The Rights Agreement provides that, until the Dis-tribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incor-porating the Rights Agreement by reference. Until the Dis-tribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being at-tached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribu-tion Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of

                                  Page 2 of 7





         the Common Shares as of the close of business on the Distri-bution Date and such separate Right Certificates alone will evidence the Rights.

                   The Rights are not exercisable until the Distribu-tion Date. The Rights will expire on February 3, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or ex-changed by the Company, in each case, as described below.

                   The Purchase Price payable, and the number of Pref-erence Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preference Shares, (ii) upon the grant to holders of the Preference Shares of certain rights or warrants to subscribe for or purchase Preference Shares at a price, or securities convertible into Preference Shares with a conversion price, less than the then-current market price of the Preference Shares or (iii) upon the distribution to holders of the Pref-erence Shares of evidences of indebtedness or assets (exclud-ing regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preference Shares) or of subscription rights or warrants (other than those re-ferred to above).

                   The number of outstanding Rights and the number of one one-hundredths of a Preference Share issuable upon exer-cise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock divi-dend on the Common Shares payable in Common Shares or subdi-visions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

                   Preference Shares purchasable upon exercise of the Rights will not be redeemable. Each Preference Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preference Shares will be entitled to a minimum preferential liquidation pay-ment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preference Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, con-solidation or other transaction in which Common Shares are exchanged, each Preference Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

                   Because of the nature of the Preference Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preference Share purchasable upon

                                  Page 3 of 7





         exercise of each Right should approximate the value of one
         Common Share.

                   In the event that the Company is acquired in a mer-ger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provi-sion will be made so that each holder of a Right will there-after have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that num-ber of Common Shares having a market value of two times the exercise price of the Right.

                   At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preference Share (or of a share of a class or series of the Company's preference stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

                   With certain exceptions, no adjustment in the Pur-chase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preference Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preference Share, which may, at the election of the Com-pany, be evidenced by depositary receipts) and in lieu there-of, an adjustment in cash will be made based on the market price of the Preference Shares on the last trading day prior to the date of exercise.

                   At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial own-ership of 15% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such condi-tions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only


                                  Page 4 of 7





         right of the holders of Rights will be to receive the Redemp-tion Price.

                   The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the hold-ers of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of
         (i) the sum of .001% and the largest percentage of the out-standing Common Shares then known to the Company to be ben-eficially owned by any person or group of affiliated or asso-ciated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated per-sons becomes an Acquiring Person no such amendment may ad-versely affect the interests of the holders of the Rights.

                   Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to re-ceive dividends.

                   The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other bus-iness combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Common Shares.

                   The Rights Agreement, dated as of January 8, 1996, between the Company and Chemical Mellon Shareholder Services, L.L.C., as Rights Agent, specifying the terms of the Rights and including the form of the Certificate of Designations setting forth the terms of the Preference Shares as an ex-hibit thereto is attached hereto as an exhibit and is incor-porated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

         Item 2.  Exhibits.

                   1. Rights Agreement, dated as of January 8, 1996, between Sonat Inc. and Chemical Mellon Shareholder Services, L.L.C., which includes the form of Certificate of Designations setting forth the terms of the Series A Participating Preference Stock, par value $1.00 per share, as Ex-hibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preference Shares as Exhibit C.


                                  Page 5 of 7





                             Pursuant to the Rights Agreement, printed
                             Right Certificates will not be mailed
                             until as soon as practicable after the
                             earlier of the tenth day after public
                             announcement that a person or group has
                             acquired beneficial ownership of 15% or
                             more of the Common Shares or the tenth
                             business day (or such later date as may
                             be determined by action of the Board of
                             Directors) after a person commences, or
                             announces its intention to commence, a
                             tender offer or exchange offer the con-
                             summation of which would result in the
                             beneficial ownership by a person or group of 15% or more of the Common Shares.

                   2. Letter, dated as of February 3, 1996, from the Board of Directors of Sonat Inc. to Stockholders.




































                                  Page 6 of 7





                                   SIGNATURE



                   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


         Dated:  January 10, 1996

                                      SONAT INC.



                                      By  /s/ James A. Rubright
                                          James A. Rubright
                                          Senior Vice President and
                                          General Counsel



































                                  Page 7 of 7





                                  EXHIBIT LIST


                                                              Page No.

         1. Rights Agreement, dated as of January 8, 1996 between Sonat Inc. and Chemical Mellon Share-holder Services, L.L.C., which includes the form of Certificate of Designations, setting forth the terms of the Series A Participating Preference Stock, par value $1.00 per share, as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preference Shares as Exhibit C. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announce-ment that a person or group has acquired benefi-cial ownership of 15% or more of the Common Shares or the tenth business day (or such later date as may be determined by action of the Board of Directors) after a person commences, or an-nounces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Shares.

         2.  Letter, dated February 3, 1996, from the Board of
             Directors of Sonat Inc. to Stockholders.